ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
October 19, 2022
John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Point Bridge America First ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Grzeskiewicz:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 824 to the Trust’s Registration Statement on Form N-1A filed on August 26, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please consider adding a reference to the Fund’s name change in the “Performance” section of the Prospectus.
Response:    The second paragraph of the “Performance” section of the Prospectus has been deleted in its entirety and replaced with the following:
Effective June 17, 2022, the Fund’s name changed from Point Bridge GOP Stock Tracker ETF to Point Bridge America First ETF, and the Index’s name changed from Point Bridge GOP Stock Tracker Index to the Point Bridge America First Index.
Comment 2.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

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If you have any questions regarding the above response, please do not hesitate to contact me at isabella.zoller@usbank.com.
Sincerely,

/s/ Isabella K. Zoller
Isabella K. Zoller
Secretary
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